UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Youngevity International, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

987537107
(CUSIP Number)

Carl Grover
1010 S. Ocean Blvd. #107 Pompano Beach, FL 33062
(310) 915-9700
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS Carl Grover
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 39,223,890 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 39,223,890 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,223,890 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 1 (amendment No. 1) to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Youngevity International, Inc., a Delaware corporation (the “Issuer" or “the Company”).  The address of its principal office is 2400 Boswell Road, Chula Vista, CA 91914.

This Amendment No 1 is filed by the Reporting Person to reflect the issuance by the Company and the purchase by the Reporting person of additional securities of the Company convertible into shares of Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)	The name of the person filing this Statement (the “Reporting Person”) is Carl Grover ("Grover").

(b)	The principal business address for the Reporting Person is 1010 S. Ocean Blvd. #1017, Pompano Beach, FL 33062.

(c)	Grover is a private investor.

(d)	Grover has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Grover has not,  during the last five  years,  been a party to  a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting  or   mandating  activities  subject  or,  federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of Grover: United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 13, 2015, the Company entered into a Note Purchase Agreement (the October 13 Note Purchase Agreement”) with two accredited investors pursuant to which the Company raised gross proceeds of $3,150,000 and sold units consisting of  three (3) year senior secured convertible notes in the aggregate principal amount of $3,150,000 (the “Notes”), convertible into 9,000,000 shares of Common Stock, at a conversion price of $0.35 per share, subject to adjustment as provided therein ; and Warrants exercisable to purchase 4,200,000 shares of Common Stock (the “Warrant(s)”).  The sale was part of a private placement offering (the “Offering”) in which the Company offered for sale as units a maximum of: (a) $10,000,000 principal amount of Notes convertible at the initial conversion price of $0.35 into 28,571,428 shares of its Common Stock and (b) 13,333,333 Warrants .

Pursuant to the October 13 Note Purchase Agreement, the Reporting Person purchased a note for 120 units ($3,000,000) and was issued one note in the principal amount of $3,000,000, convertible into 8,571,429 shares of common stock, and Series C Warrants exercisable to purchase 4,000,000 shares of Common Stock from the Company at a price per share of $0.45.  The October 13 Note Purchase Agreement was previously disclosed by the Company on its Current Report on Form 8-K, filed with the SEC on October 16, 2015.

On October 26, 2015, the Company entered into a Note Purchase Agreement with the Reporting Person pursuant to which the Company raised gross proceeds of $4,000,000 and sold units consisting of  three (3) year senior secured convertible notes in the aggregate principal amount of $4,000,000 , convertible into 11,428,571 shares of Common Stock , at a conversion price of $0.45 per share, subject to adjustment as provided therein ; and Warrants exercisable to purchase 5,333,333 shares of Common Stock (the “Warrant(s)”).  The sale was part of the Offering.   The notes issued on October 13, 2015 and the note issued on October 26, 2015 being hereinafter collectively referred to as the “October Notes”)

The October 26 Purchase Agreement was previously disclosed by the Company on its Current Report on Form 8-K, filed with the SEC on November 3, 2015.

ITEM 4.   PURPOSE OF THE TRANSACTION.

The Reporting Person received the securities as part of the Offering with the Company.  The Reporting Person at any time and from time to time may acquire additional securities or dispose of any or all of his shares depending upon an ongoing evaluation of the investment in the Company’s stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)
The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 39,223,890 shares of Common Stock, constituting approximately 9.99% of the Issuer’s outstanding Common Stock.  The shares consist of  (1) 8,571,429  shares of Common Stock issuable upon the conversion of promissory note issued on October 13, 2015 in the principle amount of $3,000,000, convertible at $0.35 per share, (2) a Series C warrant to purchase 4,000,000 shares of Common Stock at an exercise price of $0.45 per share,  (3) 11,428,571  shares of common stock issuable upon the conversion of a promissory note issued on October 26, 2015 in the principle amount of $4,000,000, convertible at $0.35 per share, (4) a Series C warrant to purchase 5,333,333 shares of common stock at an exercise price of $0.45 per share,  (5) 1,500,000 common shares issued as part of the January 2015 Note Purchase Agreement, (6) 11,428,571 shares of common stock issuable upon the conversion of a promissory note issued in July 2014 in the principle amount of $4,000,000, convertible at $0.35 per share (the “2014 Note”), (7) a Series A Warrant to purchase 15,652,174 shares of common stock at an exercise price of $0.23 per share, (8) 3,671,240 shares of Common Stock held prior to the October 2015 Note Purchase Agreement.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 392,631,528 shares of Common Stock outstanding as of September 30, 2015.  Notwithstanding the provisions of the Series C Warrants or the October Notes, in no event shall the Series C Warrant be exercisable or the October Notes be converted into shares of Common Stock to the extent that the issuance of Common Stock upon the exercise or conversion hereof, after taking into account the Common Stock then owned by the Mr. Grover, would result in the beneficial ownership by Mr. Grover of more than 9.99% of the outstanding Common Stock of the Company Notwithstanding the provisions of the Series A Warrant or the 2014 Note, in no event shall the Series A Warrant be exercisable or the 2014 Note converted into shares of Common Stock to the extent that the issuance of Common Stock upon the exercise or conversion hereof, after taking into account the Common Stock then owned by the Mr. Grover, would result in the beneficial ownership by Mr. Grover of more than 9.99% of the outstanding Common Stock of the Company (For purposes of this paragraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended).

(b)	The Reporting Person has sole power to vote or direct the vote of and to dispose or direct the disposition of the 39,223,890 shares of Common Stock reported herein.

(c)
Aside from October 2015 convertible note transactions on October 13, 2015 and October 26, 2015, there have been no other transactions in the shares of Common Stock affected the Reporting Person  during the past 60 days.

(d)
No person other than the Reporting Person  has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.

(e)	Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      November 20, 2015

/s/ Carl Grover Carl Grover